



Hentze Farm Hospitality Small Business Bond™

Bond Terms:

Bond Yield: 7%

Target Raise Amount: $100,000

Offering End Date: May 4th, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Hentze Farm Hospitality Co.
DBA Hentze Farm Hospitality

Founded: 2019

Address: 30065 Hentze Ln
Junction City, OR 97448

Industry: Breweries

Employees: 2
Website: https://hentze-family-farm.business.site

Use of Funds Allocation:

If the maximum raise is met:

(96.50%) $ 96,500 – Equipment
(3.5%) $ 3,500 – SMBX capital raise fee

Social:

Facebook: 1,300 Followers





Business Metrics:

	Most recent fiscal year-to-date:	Most recent fiscal year-end: 2020
Total Assets	$16,302	n/a
Cash & Cash Equivalents	$16,302	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$0	n/a
Long-term Debt	$0	n/a
Revenues / Sales	$26,340	n/a
Cost of Goods Sold	$0	n/a
Taxes	$0	n/a
Net Income	$4,190	n/a

About:

Hentze Farm Hospitality Co., DBA Hentze Farm Hospitality a hospitality company that focuses on brewery, restaurant, and event activities all on a working family farm located in the Willamette Valley, Oregon. Hentze Farm Hospitality offers their clients farm fresh fruit beer and brewed beverages using ingredients sourced directly from their farm.

Patrick and Kasey, founders of Hentze Farm Hospitality Co, started operations in 2021 to promote the best aspects of "farm to table to bottle," sourcing products from the family farm. Prior to founding Hentze Farm Hospitality, Patrick and Kasey developed a career of showcasing local ingredients in the Pacific Northwest restaurant industry. Their experience led to the founding of Hentze Farm Hospitality to showcase the products grown directly from Kasey's family farm.

For more information, contact our Customer Support Team at support@thesmbx.com

